                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                 Phycor, Inc.
               ---------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
               ---------------------------------------------
                        (Title of Class of Securities)


                                   71940F10
               ---------------------------------------------
                     (CUSIP Number of Class of Securities)


                              Patrick T. Hackett
                        E.M. Warburg, Pincus & Co., LLC
                             466 Lexington Avenue
                           New York, New York 10017
                                (212) 878-0600
               ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                               Steven J. Gartner
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 728-8000

                               December 17, 1998
               ---------------------------------------------
                         (Date of Event which Requires
                           Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [_]

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71940F10                                       PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORT PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warburg, Pincus Equity Partners, L.P.                       I.D. # 13-
      3986317
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,485,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,485,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11
      5,485,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71940F10                                       PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORT PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warburg, Pincus & Co.                                        I.D # 13-
      6358475
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,583,323

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,583,323

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11
      5,583,323

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.33%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71940F10                                       PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORT PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E.M. Warburg, Pincus & Co., LLC                             I.D. # 13-
      3536050
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,485,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,485,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11
      5,485,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the common stock, no par value, of Phycor, Inc., a Tennessee corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Phycor, Inc., no par value.

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee, 37215.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by WPEP, WP and EMW (collectively, the "Reporting Entities"). The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 20% interest in the profits of WPEP as the general partner. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

                                    5 of 11

     (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

                                    6 of 11

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds required by WPEP to purchase the Common Stock was $29,354,824.00 and was furnished from the working capital of WPEP.

ITEM 4. PURPOSE OF TRANSACTION.

     The purchases by WPEP of Common Stock were effected because of the Reporting Entities' belief that the Company represented, and that the Company continues to represent, an attractive investment. WP has followed the Company and the industry for many years. WP views the investment as attractive based on the Company's business prospects and strategy, and is very supportive of the management team and its ability to execute this strategy. The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I

                                    7 of 11
hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of December 27, 1998, WPEP and EMW beneficially owned 5,485,000 shares of Common Stock. As of December 27, 1998, WP beneficially owned 5,583,323 shares of Common Stock. Of the shares beneficially owned by WP, 98,323 are shares held by advisory

                                    8 of 11
accounts managed by Warburg Pincus Asset Management, Inc. ("WPAM") on a discretionary basis. WPAM is controlled by WP. These shares were received as distributions to certain investment advisory accounts from unaffiliated entities in which such accounts were invested. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. As of December 27, 1998, 5,485,000 shares of Common Stock represented approximately 7.20% of the outstanding shares of Common Stock, based on the 76,154,048 shares of Common Stock outstanding as of November 13, 1998, as reported by the Company in their Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. As of December 27, 1998, the 5,583,323 shares of Common Stock beneficially owned by WP represented approximately 7.33% of the outstanding shares of Common Stock.

     (b) Each of the Reporting Entities has sole power to dispose or to direct the disposition with respect to the 5,485,000 shares and all shares acquired by WPEP. As the controlling shareholder of WPAM, WP has the power to dispose or to direct the disposition with respect to the 98,323 shares of Common Stock held by WPAM.

     (c) Reflected on Schedule II hereto are the transactions during the last sixty days which were effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the

                                    9 of 11
receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated as of December 28, 1998, by and among the Reporting Entities.

                                   10 of 11

                                  SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 1998                      WARBURG, PINCUS EQUITY
                                                PARTNERS, L.P.


                                              By:  Warburg, Pincus & Co.,
                                                   General Partner


                                              By:  /s/ Stephen Distler
                                                   -----------------------------
                                                   Partner


Dated: December 28, 1998                      WARBURG, PINCUS & CO.


                                              By:  /s/ Stephen Distler
                                                   -----------------------------
                                                   Partner


Dated: December 28, 1998                      E.M. WARBURG, PINCUS & CO., LLC


                                              By:  /s/ Stephen Distler
                                                   -----------------------------
                                                   Member

                                  SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                            General Partners of WP
                            ----------------------

                                   Present Principal Occupation in Addition to
                                   Position with WP, and Positions with the
Name                               Reporting Entities
----                               --------------------------------------------


Joel Ackerman                      Managing Director and Member, EMW

Susan Black                        Managing Director and Member, EMW

Christopher W. Brody               Managing Director and Member, EMW

Harold Brown                       Senior Managing Director and Member, EMW

Errol M. Cook                      Managing Director and Member, EMW

W. Bowman Cutter                   Managing Director and Member, EMW

Elizabeth B. Dater                 Managing Director and Member, EMW

Stephen Distler                    Managing Director, Member and Treasurer, EMW

Harold W. Ehrlich                  Managing Director and Member, EMW

John L. Furth                      Managing Director and Member, EMW

Stewart K.P. Gross                 Managing Director and Member, EMW

Patrick T. Hackett                 Managing Director and Member, EMW

Jeffrey A. Harris                  Managing Director and Member, EMW

William H. Janeway                 Managing Director and Member, EMW

Douglas M. Karp                    Managing Director and Member, EMW

Charles R. Kaye                    Managing Director and Member, EMW

Henry Kressel                      Managing Director and Member, EMW

Joseph P. Landy                    Managing Director and Member, EMW

Sidney Lapidus                     Managing Director and Member, EMW

Kewsong Lee                        Managing Director and Member, EMW

Reuben S. Leibowitz                Managing Director and Member, EMW

S. Joshua Lewis                    Managing Director and Member, EMW

David E. Libowitz                  Managing Director and Member, EMW

Brady T. Lipp                      Managing Director and Member, EMW

Stephen J. Lurito                  Managing Director and Member, EMW

Spencer S. Marsh III               Managing Director and Member, EMW

Lynn S. Martin                     Managing Director and Member, EMW

Edward J. McKinley                 Managing Director and Member, EMW

Rodman W. Moorhead III             Senior Managing Director and Member, EMW

Maryanne Mullarkey                 Managing Director and Member, EMW

Howard H. Newman                   Managing Director and Member, EMW

Gary D. Nusbaum                    Managing Director and Member, EMW

Sharon B. Parente                  Managing Director and Member, EMW

Dalip Pathak                       Managing Director and Member, EMW

Daphne D. Philipson                Managing Director and Member, EMW

Lionel I. Pincus                   Chairman of the Board, CEO, and Managing
                                   Member, EMW; and Managing Partner, Pincus
                                   & Co.

Eugene L. Podsiadlo                Managing Director and Member, EMW

Ernest H. Pomerantz                Managing Director and Member, EMW

Brian S. Posner                    Managing Director and Member, EMW

Arnold M. Reichman                 Managing Director and Member, EMW

Roger Reinlieb                     Managing Director and Member, EMW

John D. Santoleri                  Managing Director and Member, EMW

Steven G. Schneider                Managing Director and Member, EMW

Sheila N. Scott                    Managing Director and Member, EMW

Harold Sharon                      Managing Director and Member, EMW

Eugene J. Siembieda                Managing Director and Member, EMW

James E. Thomas                    Managing Director and Member, EMW

John L. Vogelstein                 Vice Chairman of the Board and Member, EMW

Elizabeth H. Weatherman            Managing Director and Member, EMW

John A. Zaro, III                  Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**







* New York limited partnership; its primary activity is ownership interest in WP and EMW.
** New York limited partnership; its primary activity is ownership interest in WP.

                                MEMBERS OF EMW
                                --------------

                                     Present Principal Occupation in Addition to
                                     Position with EMW, and Positions with the
Name                                 Reporting Entities
----                                 -------------------------------------------

Joel Ackerman                        Partner, WP

Susan Black                          Partner, WP

Christopher W. Brody                 Partner, WP

Harold Brown                         Partner, WP

Dale C. Christensen(1)

Errol M. Cook                        Partner, WP

W. Bowman Cutter                     Partner, WP

Elizabeth B. Dater                   Partner, WP

Stephen Distler                      Partner, WP

P. Nicholas Edwards(2)               Partner, WP

Harold W. Ehrlich                    Partner, WP

John L. Furth                        Partner, WP

Stewart K.P. Gross                   Partner, WP

Patrick T. Hackett                   Partner, WP

Jeffrey A. Harris                    Partner, WP

William H. Janeway                   Partner, WP

Douglas M. Karp                      Partner, WP

Charles R. Kaye                      Partner, WP

Richard H. King(2)

Henry Kressel                        Partner, WP

Joseph P. Landy                      Partner, WP

Sidney Lapidus                       Partner, WP

Kewsong Lee                          Partner, WP

Reuben S. Leibowitz                  Partner, WP

S. Joshua Lewis                      Partner, WP

David E. Libowitz                    Partner, WP

Brady T. Lipp                        Partner, WP

Stephen J. Lurito                    Partner, WP

John W. MacIntosh(1)

Spencer S. Marsh III                 Partner, WP

Lynn S. Martin                       Partner, WP

Edward J. McKinley                   Partner, WP

Rodman W. Moorhead III               Partner, WP

Maryanne Mullarkey                   Partner, WP

Howard H. Newman                     Partner, WP

Gary D. Nusbaum                      Partner, WP

Sharon B. Parente                    Partner, WP

Dalip Pathak                         Partner, WP

Daphne D. Philipson                  Partner, WP

Lionel I. Pincus                     Managing Partner, WP; Chairman of the
                                     Board and CEO, EMW; Managing Partner,
                                     Pincus & Co.

Eugene L. Podsiadlo                  Partner, WP

Ernest H. Pomerantz                  Partner, WP

Brian S. Posner                      Partner, WP

Arnold M. Reichman                   Partner, WP

Roger Reinlieb                       Partner, WP

John D. Santoleri                    Partner, WP

Steven G. Schneider                  Partner, WP

Sheila N. Scott                      Partner, WP

Harold Sharon                        Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                  Partner, WP

Chang Q. Sun(3)

James E. Thomas                      Partner, WP

John L. Vogelstein                   Partner, WP

Elizabeth H. Weathermen              Partner, WP

Jeremy S. Young(2)

John A. Zaro, III                    Partner, WP

Pincus & Co.*






(1)      Citizen of Canada

(2)      Citizen of United Kingdom

(3)      Citizen of People's Republic of China

* New York limited partnership; its primary activity is ownership interest in WP and EMW.

                                  SCHEDULE II
                                  -----------

                       Recent Purchases and Sales of the
                         Common Stock of Phycor, Inc.
                   by Warburg, Pincus Equity Partners, L.P.


  Name of      Number of Shares          Unit Price        Date of Trade
  -------      ---------------           ----------        -------------
Purchaser         Purchased
----------        ----------
    WPEP            147,500                $4.6875             12/16/98

    WPEP             52,500                $4.6875             12/16/98

    WPEP             25,000                $4.6875             12/17/98

    WPEP            150,000                $4.7292             12/17/98

    WPEP             50,000                $4.9563             12/18/98

    WPEP            600,000                $5.0938             12/18/98

    WPEP             25,000                $5.0625             12/18/98

    WPEP             75,000                $5.0625             12/18/98

    WPEP            140,000                $5.5670             12/21/98

    WPEP             75,000                $5.5729             12/21/98

    WPEP             85,000                $5.0550             12/22/98

    WPEP            140,000                $5.0335             12/22/98

    WPEP            160,000                $5.0625             12/22/98

    WPEP             25,000                $4.9375             12/22/98

    WPEP             25,000                $5.1250             12/23/98

    WPEP             40,000                $5.1563             12/23/98

    WPEP            120,000                $5.5781             12/23/98

    WPEP             50,000                $5.6250             12/24/98

                          Recent Acquisitions of the
                         Common Stock of Phycor, Inc.
                   by Warburg Pincus Asset Management, Inc.*

NAME OF PURCHASER        Number of Shares        Unit Price     Date of Trade
-----------------        ----------------        ----------     -------------
                           Purchased
                           ---------

   WPAM                     22,936                 $5.6250         12/07/98
   WPAM                      7,644                 $5.3125         12/08/98





_______________

* Shares held by advisory accounts managed by Warburg Pincus Asset Management, Inc. on a discretionary basis. Warburg Pincus Asset Management, Inc. is controlled by Warburg, Pincus & Co. These shares were received as distributions to certain investment advisory accounts from unaffiliated entities in which such accounts were invested.

                            JOINT FILING AGREEMENT



     The undersigned hereby agree that the statement on Schedule 13D with respect to the shares of Common Stock of Phycor, Inc. is, and any amendment therto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated: December 28, 1998



                                                WARBURG, PINCUS EQUITY
                                                   PARTNERS, L.P.

                                                By:  Warburg, Pincus & Co.,
                                                     General Partner



                                                By:   /S/ Stephen Distler
                                                      -------------------
                                                      Partner



                                                WARBURG, PINCUS & CO.



                                                By:   /S/ Stephen Distler
                                                      -------------------
                                                      Partner



                                                E.M. WARBURG, PINCUS & CO., LLC



                                                By:   /S/ Stephen Distler
                                                      -------------------
                                                      Member